As confidentially submitted to the Securities and Exchange Commission on November 26, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LiqTech International, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	3590	20-1431677
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Industriparken 22C
DK 2750 Ballerup

Denmark
+45 3131 5941

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Fei Chen
Chief Executive Officer

LiqTech International, Inc.
Industriparken 22C
DK 2750 Ballerup

Denmark
+45 3131 5941

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Clayton Parker, Esq. K&L Gates LLP 200 South Biscayne Boulevard, Suite 3900 Miami, FL 33131 (305) 539-3300	Stephen E. Older, Esq. McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, New York 10020 (212) 548-2100

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 26, 2025

Up to          Shares

of Common Stock

LiqTech International, Inc.

We are offering on a “best efforts” basis (this “offering”) up to $20,000,000 of our common stock, par value $0.001 per share (our “common stock”). Assuming an offering price of $2.09 per share, our last reported sale price of our common stock on November 25, 2025, we would expect to offer     shares of our common stock

We have engaged Konik Capital Partners, LLC, a division of T.R. Winston and Company (the “placement agent”), to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its best efforts to arrange for the sale of shares of our common stock offered by this prospectus. The placement agent is not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered. We have agreed to pay commission to the placement agent as set forth in the table below, which assumes that we sell all of the shares of our common stock offered by this prospectus.

There is no minimum number of shares of our common stock or minimum aggregate amount of proceeds for this offering to close. This offering will terminate no later than         business days following its commencement, subject to our right to terminate earlier. We will deliver all shares of our common stock to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the placement agent have made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the shares of our common stock hereunder. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of our common stock offered hereby, which may significantly reduce the amount of proceeds received by us. See “Plan of Distribution” on page 12 of this prospectus for more information regarding these arrangements.

Our common stock is listed on the Nasdaq Capital Market under the symbol “LIQT”.

On November 25, 2025, the last reported sale price of our common stock on the NASDAQ Capital Market was $2.09 per share.

We will use the net proceeds from this offering for working capital and general corporate purposes.

We are a “smaller reporting company” as defined in the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being a Smaller Reporting Company”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds to us, before expenses (2)	$	$

(1)

The placement agent will receive compensation in addition to placement agent commissions, including warrants exercisable for the number of shares of our common stock equal to 4% of the total number of shares of our common stock sold in this offering (which we refer to as the “placement agent warrants”). The registration statement of which  this prospectus forms a part also registers the offer and sale of the placement agent warrants and shares of common stock issuable upon exercise of these placement agent warrants. For a description of compensation received by the placement agent, see “Plan of Distribution” on page 12.

(2)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

The delivery of the shares of our common stock to purchasers is expected to be made on or about , 2025, subject to customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Placement Agent

Konik Capital Partners

A division of T.R. Winston & Co.

The date of this prospectus is           , 2025

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

We have not, and the placement agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or the documents incorporated by reference herein to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or the documents incorporated by reference herein is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the placement agent is not, making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

All trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference herein are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, some trademarks, tradenames and service marks referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “continuing,” “ongoing,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding expected operating results, such as anticipated revenue; anticipated levels of capital expenditures for our current fiscal year; our belief that we have, or will have, sufficient liquidity to fund our business operations during the next 12 months; strategy for gaining customers, growth, product development, market position, financial results and reserves.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements include, but are not limited to, statements concerning:

●	The potential adverse effects on our operations and financial performance from armed conflicts or geopolitical tensions;

●	The potential adverse impact of global trade restrictions, tariffs and geopolitical tensions on our business and supply chain;

●	The potential negative impact of prolonged energy market volatility and supply disruptions on our business;

●	The potential adverse impact of health crises, pandemics, and public health emergencies on our business, financial condition, and operations;

●	Our dependence on a few major customers and the ability to maintain future relationships with one or more of these major customers;

●	Our ability to operate with financial stability and secure access to external financing and adequate liquidity;

●	Our ability to secure and source supplies of raw materials and key components in due time and at competitive prices;

●	Our ability to achieve revenue growth and penetrate new markets;

●	Our dependence on the expertise and experience of our management team and the retention of key employees;

●	Our reliance and access to qualified personnel to expand our business;

●	Our ability to adapt to potentially adverse changes in legislative, regulatory and political frameworks;

●	Changes in interest rates or tightening of debt capital markets;

●	Changes in emissions and environmental regulations, and potential further tightening of emission standards;

●	Exposure to potentially adverse tax consequences;

●	Our ability to compete under changing governmental standards by which our products are evaluated;

●	The financial impact from the fluctuation and volatility of foreign currencies;

●	The potential monetary costs of defending our intellectual property rights;

●	Our ability to successfully protect our intellectual property rights and manufacturing know-how;

●	The possibility of a dispute over intellectual property developed in conjunction with third parties with whom we have contractual relationships;

●	The possibility that we could become subject to litigation that could be costly, limit or cancel our intellectual property rights or divert time and efforts away from our business operations;

●	The potential negative impact to the sale of our products caused by technological advances of our competitors;

●	The potential liability for environmental harm or damages resulting from technical faults or failures of our products;

●

The possibility that an investor located within the United States may not be able to, or find it difficult to, enforce any judgments obtained in United States courts because a significant portion of our assets and some of our officers and directors may be located outside of the United States;

●	The possibility that we may not be able to develop and maintain an effective system of internal control over financial reporting, leading to inaccurate reports of our financial results;

●	The possibility of breaches in the security of our information technology systems;

●	The liability risk of our compliance to environmental laws and regulations; and

●	The potential negative impact of more stringent environmental laws and regulations as governmental agencies seek to improve minimum standards.

The foregoing list of important factors does not include all such factors, nor necessarily present them in order of importance. In addition, you should consult other disclosures made by the Company (such as in our other filings with the SEC or in Company press releases) for other factors that may cause actual results to differ materially from those projected by the Company. Please refer to the section titled “Risk Factors” elsewhere in this prospectus and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Annual Report”) and any subsequent Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus, additional information regarding factors that could affect the Company’s results of operations, financial condition and liquidity. Any forward-looking statements, which we make in this prospectus, speak only as of the date of such statement, and we undertake no obligation to update such statements, except as otherwise required by applicable law. We can give no assurance that such forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this report or included in our other periodic reports filed with the SEC incorporated by reference herein could materially and adversely impact our operations and our future financial results. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Any public statements or disclosures made by us following this report that modify or impact any of the forward-looking statements contained in or accompanying this prospectus will be deemed to modify or supersede such outlook or other forward-looking statements in or accompanying this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere or incorporated by reference in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. Some of the statements included in this prospectus and the information incorporated by reference herein constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” The terms “LiqTech”, “we”, “our”, “us”, the “Company” or any derivative thereof, as used herein, refer to LiqTech International, Inc., a Nevada corporation, together with its direct and indirect wholly-owned subsidiaries, which we collectively refer to herein as our “Subsidiaries.”

Overview

LiqTech International, Inc. is a clean technology company that provides state-of-the-art gas and liquid purification products by manufacturing ceramic silicon carbide filters and membranes as well as developing industry-leading and fully automated filtration solutions and systems. For more than two decades, we have developed and manufactured products of re-crystallized silicon carbide. We specialize in three business areas: ceramic membranes for liquid filtration systems, ceramic diesel particulate filters (DPFs) to control soot exhaust particles and black carbon emission from diesel engines, and plastic components for usage across various industries. Using nanotechnology, we develop proprietary products using patented silicon carbide technology. Our products are based on innovative silicon carbide membranes that facilitate new applications and improve existing technologies. We market our products from our offices in Denmark and through local representatives and distributors. The products are shipped directly to customers from our production facilities in Denmark.

The terms “LiqTech”, “we”, “our”, “us”, the “Company” or any derivative thereof, as used herein, refer to LiqTech International, Inc., a Nevada corporation, together with its direct and indirect wholly-owned subsidiaries, which we collectively refer to herein as our “Subsidiaries”.

At present, we conduct our operations in the Kingdom of Denmark, the U.S. and China, with locations in the Copenhagen area, Hobro, Fort Worth, Texas and Nantong.

Our Strategy

Our strategy is to leverage our core competencies in material science, advanced filtration, and systems integration, creating differentiated products with compelling value propositions to penetrate attractive end markets with value creation, regulatory tailwinds and sustainability implications. Essential imperatives associated with our strategy include the following:

●

Develop and reinforce new products and applications to provide clean water and reduce pollution. We currently provide water filtration systems for commercial pool owners, dual-fuel marine vessels, shipowners, and ship operators as well as tailored filtration systems for oil & gas operators, industrial operators and services companies. We are expanding our range of products to better leverage existing customer relationships and develop new relationships within the oil & gas, marine, chemical, and other industries.

●

Better penetrate existing end markets where our value proposition is strong. We have successfully sold products and installed systems into several end market segments--including automotive/transportation, clean water and pool filtration, marine, industrial wastewater, chemicals/petrochemicals, and oil & gas applications. We are focused on targeting and developing new customers in these end markets while working with distributors, agents, and partners to accelerate our market and geographic penetration.

●

Develop new end markets for our core products and applications. Our existing products and systems are relevant for and valuable to other end markets, and we regularly evaluate opportunities to develop strategic partners to perfect new applications and validate associated value propositions.

We filed our Articles of Incorporation on July 1, 2004, and are incorporated under the laws of the State of Nevada. Our principal executive office is located at Industriparken 22C, 2750 Ballerup, Denmark, and our telephone number is +45 3131 5941. We maintain an Internet website at www.liqtech.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the SEC and are available in print to any stockholder who requests a copy. The information contained in, or accessible from, our website is not a part of this prospectus.

The Offering

Common stock offered	Up to shares of our common stock.

Public offering price	$ per share of our common stock

Shares of our common stock to be outstanding after the offering if the maximum number of shares are sold	Shares of our common stock

Placement Agent Warrants	The registration statement of which this prospectus is a part of registers for sale the placement agent warrants to purchase shares of our common stock to be issued to the placement agent in the offering as a portion of the compensation payable to the placement agent in connection with this offering. The placement agent warrants will be exercisable from the effective date of this offering at the exercise price of $ (100% of the public offering price per share of our common stock) and expire three years from such effectiveness. The placement agent warrants are subject to a six-month lock-up period. See “Plan of Distribution” on page 12.

Best efforts offering

We have agreed to issue and sell the shares of our common stock offered hereby to the purchasers through the placement agent. The placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares of our common stock, other than use its best efforts to arrange for the sale of the shares of our common stock by us. See “Plan of Distribution” in this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million after deducting the estimated placement agent fees, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes. See “Use of Proceeds.”

Risk factors

You should read the “Risk Factors” section of this prospectus beginning on page 6 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Lock-up	We, our directors, officers and certain of our principal stockholders will have agreed at the closing of the offering with the placement agent not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into shares of our common stock for a period of 90 days after the closing of this offering

Nasdaq Capital Market symbol	LIQT.

Transfer Agent and Registrar	Securities Transfer Corporation.

The number of shares of our common stock to be outstanding immediately after this offering, assuming the maximum number of shares of our common stock is sold, is based on 9,627,064 shares of our common stock outstanding as of September 30, 2025 and excludes the following:

•	5,299,879 shares of our common stock issuable upon exercise of pre-funded warrants outstanding as of September 30, 2025, with a weight-averaged exercise price of $0.006 per share;

•	6,091,346 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2025, with a weight-averaged exercise price of $2.37 per share;

•	609,386 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of September 30, 2025; and

•	1,480,105 shares of our common stock reserved and available for future issuance as of September 30, 2025, under our equity incentive plans.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and the risks described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before you decide to buy our securities. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our securities could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock and make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

We may raise money through additional public or private offerings of our equity securities or equity-linked securities. Any sales of our equity or equity-linked securities could have a material adverse effect on the market price of our common stock.

In addition, we have a significant number of RSUs, warrants and pre-funded warrants outstanding, and may also choose to issue additional shares of our common stock, or securities convertible into or exchangeable for shares of our common stock, in the future in connection with a financing, an acquisition, a litigation settlement, employee arrangements or otherwise. In the event that the outstanding RSUs, warrants or pre-funded warrants are exercised, or that we make additional issuances of shares of our common stock or other convertible or exchangeable securities, you could experience additional dilution. Furthermore, we cannot assure you that we will be able to issue shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing our securities in the future may have rights superior to investors purchasing shares in this offering.

If you purchase our common stock in this offering, you may incur immediate and substantial dilution in the book value of your shares of our common stock.

Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the as-adjusted book value per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $    per share, representing the difference between the public offering price of $     per share and our as adjusted net tangible book value as of September 30, 2025.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. In addition, as of September 30, 2025, we had outstanding 5,299,879 pre-funded warrants with a weighted average exercise price of $0.006 per share and 6,091,346 warrants with a weighted average exercise price of $2.37 per share; the exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section of this prospectus titled “Dilution” for a more detailed description of these factors.

Following this offering, our largest stockholders will continue to control a significant percentage of our voting power and be able to exert significant control over the direction of our business.

Upon the closing of this offering, our largest stockholders, Bleichroeder LP (“Bleichroeder”), Laurence W. Lytton and Ben Andrews will, in the aggregate, own or control shares representing approximately      % of our outstanding common shares. As a result, if these shareholders were to choose to act together, they would be able to exert significant influence over matters submitted to our shareholders for approval, as well as our management and affairs. The interests of this group of shareholders may not always coincide with our corporate interests or the interests of other shareholders, and they may act in a way in which you may not agree with or in a way that may not be in the best interests of other shareholders. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our share price.

Resales of our shares of our common stock in the public market by our stockholders as a result of this offering may cause the market price of our common stock to fall.

Sales of substantial amounts of our shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares of our common stock. The issuance of new shares of our common stock could result in resales of shares of our common stock by our current stockholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of our common stock or other equity or debt securities exercisable or convertible into shares of our common stock. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

The best efforts structure of this offering may have an adverse effect on our business plan.

The placement agent is selling shares of our common stock in this offering on a best efforts basis. The placement agent is not required to purchase any common stock but will use its best efforts to sell the shares of our common stock offered. As a “best efforts” offering, there can be no assurance that this offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $      million, assuming the sale of all securities offered hereby at the public offering price of $       per share of our common stock, after deducting placement agent fees, commissions and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of shares of our common stock or amount of proceeds as a condition to closing, and we may not sell all or any of the shares of our common stock offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not pursue certain activities if the net proceeds from this offering and our other sources of cash are less than expected. See “Risk Factors” on page 6.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historic net tangible book value of our common stock as of September 30, 2025 was approximately $12.5 million, or $1.30 per share, based on the number of shares of our common stock outstanding as of September 30, 2025. Historic net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

After giving effect to the sale of shares of our common stock in this offering, assuming the sale of all shares of our common stock offered hereby, at an assumed public offering price of $2.09 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on November 25, 2025), after deducting placement agent fees, commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2025 would have been $   million, or $    per share. This represents an immediate increase in as adjusted net tangible book value of $    per share to our existing stockholders and an immediate dilution of $     per share to investors purchasing shares of our common stock in this offering.

We calculate dilution per share to new investors by subtracting the historic net tangible book value per share from the public offering price paid by the new investor. The information above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering and other terms of this offering determined at pricing.

The following table illustrates this calculation on a per share basis assuming the sale of all shares of our common stock offered hereby:

Assumed public offering price per share		$
Historic net tangible book value per share as of September 30, 2025	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share as of September 30, 2025 after this offering
Dilution in net tangible book value per share to new investors in this offering		$

The foregoing tables and calculations are based on 9,627,064 shares of our common stock outstanding as of September 30, 2025, excludes the shares issuable under our warrants, pre-funded warrants and RSUs outstanding as of September 30, 2025, as follows:

•	5,299,879 shares of our common stock issuable upon exercise of pre-funded warrants outstanding as of September 30, 2025, with a weight-averaged exercise price of $0.006 per share;

•	6,091,346 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2025, with a weight-averaged exercise price of $2.37 per share;

•	609,386 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of September 30, 2025; and

•	1,480,105 shares of our common stock reserved and available for future issuance as of September 30, 2025, under our equity incentive plans.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “articles of incorporation”) and our Amended and Restated Bylaws (the “bylaws”), each of which are incorporated by reference to this prospectus. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 2,500,000 shares of preferred stock, par value $0.001 per share. As of November 25, 2025, we had 9,627,064 shares of our common stock issued and outstanding and no shares of preferred stock issued or outstanding.

Common Stock

Voting -- Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Dividends -- Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to receive ratably such dividends as our Board of Directors from time to time may declare out of funds legally available.

Liquidation Rights -- In the event of any liquidation, dissolution or winding-up of affairs of the Company, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to share ratably in the distribution of any of our remaining assets.

Other Matters -- Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to our common stock. All of the issued and outstanding shares of our common stock on the date of this report are validly issued, fully paid and non-assessable.

Nevada Anti-Takeover Law and Charter and Bylaw Provisions

Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada corporation by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. Our articles of incorporation and bylaws provide that these sections do not apply.

There are no provisions in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of our Company.

Indemnification of Directors and Executive Officers and Limitation on Liability

The articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

The bylaws provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) shall be indemnified and held harmless by the Company to the fullest extent permitted by Nevada law against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding; provided that such person (a) did not breach, through intentional misconduct, fraud, or a knowing violation of law, such person’s fiduciary duties as a director or officer to act in good faith and in the interests of the Company, and (b) acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

The bylaws provide that the Company must pay the costs incurred by any person entitled to indemnification in defending a proceeding as such costs are incurred and in advance of the final disposition of a proceeding; provided however, that the Company must pay such costs only upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Company.

The bylaws provide that the Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer or employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise in accordance with Section 78.752 of the Nevada Revised Statutes.

Nevada Revised Statutes 78.751 and 78.7502 have provisions that provide for discretionary and mandatory indemnification of officers, directors, employees, and agents of a corporation. Under these provisions, such persons may be indemnified by a corporation against expenses, including attorney’s fees, judgment, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter, the Nevada Revised Statues provide that he must be indemnified by the Company against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense.

Section 78.7502 of the Nevada Revised Statues also provides that any discretionary indemnification, unless ordered by a court or advanced by the Company, may be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: by the stockholders; by the Company’s Board of Directors by majority vote of a quorum consisting of directors who were not parties to that act, suit or proceeding; if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Listing

Shares of our common stock are listed on the Nasdaq Capital Market under the symbol “LIQT”.

Dividend Policy

We have no current plans to pay dividends on our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation. The transfer agent and registrar’s address is 2901 N. Dallas Parkway, Suite 380, Plano, TX 75093.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of shares of our common stock in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this best efforts offering (and assuming the sale of 100% of the shares of our common stock offered hereby at an assumed public price of $2.09 per share), we will have    shares of our common stock outstanding.

Lock-Up Restrictions

We,  each of our directors, officers and certain of our stockholders, will have agreed at the closing of the offering that without the prior written consent of the placement agent, not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock or any other securities of our company or publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Plan of Distribution.”

PLAN OF DISTRIBUTION

We have entered into a placement agent agreement dated           , 2025 with Konik Capital Partners, LLC, a division of T.R. Winston & Co., to act as the exclusive placement agent in this offering. Subject to the terms and conditions of the placement agent agreement, the placement agent has agreed to sell shares of our common stock on a best efforts basis. The placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares of our common stock, other than use its best efforts to arrange for the sale of the shares of our common stock by us. Therefore, we may not sell the entire amount of securities being offering. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. The placement agent may engage one or more subagents or selected dealers in connection with this offering.

We may enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase shares of our common stock in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of shares of our common stock in this offering.

We will deliver the shares being issued to investors upon receipt of investor funds for the purchase of the shares offered pursuant to this prospectus. We will deliver the shares being offered pursuant to this prospectus upon closing.

Placement Agent Fees, Commissions and Expenses

We will pay the placement agent a cash transaction fee equal to 7.00% of the aggregate gross proceeds to us from this offering. We will reimburse the placement agent for its accountable expenses including road show expenses, costs relating to the use of book-building and compliance software for this offering, reasonable fees of the placement agent’s counsel up to $100,000, background checks for our officers and directors, and preparation of bound volumes and Lucite cube mementos in such quantities as the placement agent may request. We have also agreed to pay a non-accountable expense allowance to the placement agent equal to 0.5% of the aggregate gross proceeds raised in this offering and its clearing expense in an amount up to $12,900 in connection with this offering.

We have agreed to pay the placement agent an advance of $25,000 upon execution of the placement agent agreement to be credited against the accountable out-of-pocket expenses actually incurred by the placement agent. The placement agent, in accordance with the Financial Industry Regulatory Authority, Inc. (“FINRA”), will return any portion of the advance not used to pay for accountable out-of-pocket legal fees and expenses actually incurred. We will reimburse the placement agent for all of its fees and expenses relating to this offering, including, but not limited to, (i) registration of this offering, (ii) FINRA, (iii) Nasdaq, (iv) registration, qualification or exemption of our common stock under the securities laws of such foreign jurisdictions necessary, (v) mailing and printing offering materials, (vi) the transfer agent, (vii) taxes related to transfer of shares of our common stock to the placement agent. In accordance with FINRA Rule 5110, the reimbursed FINRA filing fee is deemed underwriting compensation for this offering.

The following table shows the per share and total public offering price, placement agent fees and commissions, and proceeds before expenses to us. Because there is no minimum offering amount required as a condition to closing in this offering, the actual total placement agent fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per Share	Total
Public offering price	$-	$-
Placement agent fees (7.0%)	$-	$-
Proceeds, before expenses, to us	$-	$-

We estimate that our total offering expenses for this offering, net of the placement agent fees, will be approximately $      .

Placement Agent Warrants

Upon the closing of this offering, we have agreed to sell to the placement agent warrants to purchase 4% of the aggregate number of shares of our common stock placed in this offering. The warrants will be exercisable at a per share and warrant exercise price each to 100% of the public offering price of this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period from the effective date of this offering to three years from such effectiveness. The warrants have been deemed compensation by FINRA and are therefore subject to a one hundred and eighty (180)-day lock-up pursuant to FINRA Rule 5110(e). Except as permitted by Rule 5110(e), the placement agent (or permitted assignees under Rule 5110(e)) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of one hundred and eighty (180) days from the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this prospectus. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price. The placement agent warrants and the shares of our common stock underlying the placement agent warrants are being registered hereby.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our officers and directors, and certain holders of more than 5% of our voting securities, will have agreed at the closing of the offering, without the prior written consent of the placement agent, not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) the shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common stock or securities convertible into or exercisable or exchangeable for shares of our common stock or any other securities of our company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 90 days from the date of this prospectus.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commission received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities and (ii) bid for purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Determination of Offering Price

The public offering price of shares of our common stock offered by this prospectus was determined by negotiation between us and the placement agent. Among the factors that were considered in determining the public offering price were as follows:

●	our history and our prospects;
●	the industry in which we operate;
●	our past and present operating results;
●	the previous experience of our executive officers; and
●	the general condition of the securities markets at the time of this offering.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of our common stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that shares of our common stock sold in this offering can be resold at or above the public offering price.

Other Relationships

In the ordinary course of their business activities, the placement agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve security and/or instruments of ours or our affiliates. The placement agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the placement agent may be required to make for these liabilities.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the placement agent or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the placement agent’s websites or our website and any information contained in any other websites maintained by the placement agent or by us is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in its capacity as placement agent, and should not be relied upon by investors.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken by us or the placement agent that would permit a public offering of the shares of our common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Exchange Listing

Shares of our common stock are listed on the Nasdaq Capital Market under the symbol “LIQT”.

The last reported sales price of our common stock on November 25, 2025, was $2.09 per share. The actual public offering price was determined between us, the placement agent and the investors in this offering, and may be at a discount to the current market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Snell and Wilmer, L.L.P., Reno, Nevada. McGuireWoods LLP is acting as counsel for the placement agent.

EXPERTS

The financial statements incorporated in this prospectus by reference to the 2024 Annual Report have been so incorporated in reliance on the report of Sadler, Gibb & Associates, LLC, independent registered certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.liqtech.com. The information on our website, however, is not, and should not be deemed to be, a part of or incorporated by reference in this prospectus.

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC and does not contain all of the information in the registration statement. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. The full registration statement may be obtained from the SEC or us, as provided below. Other documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering:

(1)	the 2024 Annual Report;

(2)

our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025 filed with the SEC on May 14, 2025, August 13, 2025 and November 14, 2025, respectively;

(3)

our Current Reports on Form 8-K (other than portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits accompanying such reports that relate to such items) filed with the SEC on January 31, 2025 and June 6, 2025;

(4)

all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act and all proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by the 2024 Annual Report referenced in (1) above; and

(5)

the description of our common stock contained in our registration on Form 8-A filed with the SEC on April 15, 2019, as supplemented by Exhibit 4.3 of the 2024 Annual Report, including any amendment or reports filed for the purpose of updating such.

We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not filed in accordance with SEC rules.

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You may request, and we will provide you with, a copy of these filings at no cost by calling us at +45 3131 5941, by writing to us as the following address: Industriparken 22C, DK 2750, Ballerup, Denmark or by emailing us at info@liqtech.com. You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on the “Investor” page of our website at www.liqtech.com. The information found on our website, or that may be accessed by links on our website, is not part of this prospectus. We have included our website address solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

Shares

LiqTech International, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Konik Capital Partners

A division of T.R. Winston & Co.

, 2025

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than placement agent fees and commissions, paid or payable by us in connection with the sale of shares of our common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		3,500
Legal fees and expenses		*
Accounting fees and expenses		*
Total	$	*
*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Statutes and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that the Company will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Company. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

Our Company maintains a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

Nevada Revised Statutes 78.751 and 78.7502 have provisions that provide for discretionary and mandatory indemnification of officers, directors, employees, and agents of a corporation. Under these provisions, such persons may be indemnified by a corporation against expenses, including attorney’s fees, judgment, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter, the Nevada Revised Statues provide that he must be indemnified by the Company against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense.

Section 78.7502 of the Nevada Revised Statues also provides that any discretionary indemnification, unless ordered by a court or advanced by the Company, may be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: by the stockholders; by the Company’s Board of Directors by majority vote of a quorum consisting of directors who were not parties to that act, suit or proceeding; if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

On October 13, 2023, the Company and certain investors entered into an amendment to a note and warrant purchase Agreement (the “Amendment”) and allonges to each of the notes issued thereunder, pursuant to which the Company issued to the purchasers additional warrants to purchase an aggregate of 531,250 shares of our common stock at an exercise price of $5.20 per share, subject to adjustment as provided therein (the “2023 Warrants”). The 2023 Warrants are exercisable at any time prior to the five-year anniversary of the initial exercise date of September 30, 2023. The Amendment entitles the Purchasers to registration rights with respect to the shares of our common stock issuable upon exercise of the 2023 Warrants pursuant to the existing Registration Rights Agreement, dated June 22, 2022, by and between the Company and the purchasers. The 2023 Warrants, and any shares issuable upon exercise of the 2023 Warrants, have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration requirements.

On September 27, 2024, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to issue and sell an aggregate of 3,630,129 shares of our common stock, 1,369,871 pre-funded warrants to purchase shares of our common stock and warrants to purchase up to an aggregate of 5,000,000 shares of our common stock, for gross proceeds of up to $10 million. The combined purchase price of one share of our common stock and one accompanying warrant to purchase one share of our common stock was $2.00. The combined purchase price of one pre-funded warrant and one accompanying warrant to purchase one share of Common Stock under the Purchase Agreement was $1.999. The warrants have an exercise price of $2.00 per share of our common stock and the prefunded warrants have an exercise price of $0.001 per share of our common stock. The Company agreed to issue shares of our common stock, warrants, and pre-funded warrants in two tranches: (i) a first tranche comprised of 29,227 shares of our common stock, 555,302 pre-funded warrants, and warrants to purchase an aggregate of 584,529 shares of our common stock (collectively, the “First Tranche Securities”); and (ii) a second tranche comprised of 3,600,902 shares of our common stock, 814,569 pre-funded warrants, and warrants to purchase an aggregate of 4,415,471 shares of our common stock (collectively, the “Second Tranche Securities”). On September 27, 2024, in connection with the closing of the first tranche, the Company sold and issued the First Tranche Securities for gross proceeds of approximately $1.2 million. On November 12, 2024, in connection with the closing of the second tranche, the Company sold and issued the Second Tranche Securities for gross proceeds of approximately $8.8 million. The First Tranch Securities and Second Tranche Securities have not been registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits.

(a)     Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description	Location

1.1#	Form of Placement Agent Agreement

3.1	Articles of Incorporation, as amended as of November 13, 2023	Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 22, 2024

3.2	Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2025

4.1	Form of Pre-Funded Warrant	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the SEC on June 2, 2020

4.2	Form of Amendment to Pre-Funded Warrant	Incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2020

4.3	Description of our Common Stock	Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 30, 2020

4.4	Form of Pre-Funded Warrant	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the SEC on August 20, 2021

4.5	Form of Pre-Funded Warrant	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the SEC on May 17, 2022

4.6	Form of Warrant	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the SEC on October 19, 2023

4.7	Form of Pre-Funded Warrant	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the SEC on September 27, 2024

4.8	Form of Warrant	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the SEC on September 27, 2024

4.9	Form of Amended and Restated Warrant	Included in Exhibit 10.19

4.10#	Form of Placement Agent Warrant

5.1#	Legal Opinion of Snell and Wilmer, L.L.P.

10.1	Lease Agreement for Industriparken 22C, 2750 Ballerup, Denmark	Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A as filed with the SEC on November 15, 2011 (translated in English)

10.2	Form of Registration Rights Agreement, by and among the Company and the investors named therein	Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on June 2, 2020

10.3	Lease Contract for Benshoej Industrivej 24, 9500 Hobro	Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 5, 2019

10.4*	LiqTech International, Inc. 2013 Share Incentive Plan	Incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 as filed with the SEC on January 27, 2014

10.5	Note and Warrant Purchase Agreement, by and among the Company and the Purchasers	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on June 27, 2022

10.6	Form of Note	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on June 27, 2022

10.7	Registration Rights Agreement, by and among the Company and the Purchasers	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K as filed with the SEC on June 27, 2022

10.8	First Amendment to Note and Warrant Purchase Agreement	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2023

10.9	Form of Allonge No. 1	Included in Exhibit 10.8

10.10*	Executive Service Agreement, dated July 26, 2022, by and between LiqTech Holdings A/S and Fei Chen	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on August 1, 2022

10.11*	LiqTech International, Inc. 2022 Equity Incentive Plan	Incorporated by reference to Annex A to the Company’s Proxy Statement pursuant to Section 14(a) of the Exchange Act filed with the SEC on October 3, 2022

10.12	Exclusivity Agreement for Collaboration, Marketing and Deployment of Products and Associated Services, dated November 11, 2022, by and between the Company and NESR	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on November 17, 2022

10.13*	Employment Contract, dated January 28, 2022, by and between LiqTech Holdings A/S and Phillip Massie Price	Incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 22, 2024

10.14*	Addendum to Employment Contract, dated March 20, 2024, by and between LiqTech Holdings A/S and Phillip Massie Price	Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 22, 2024

10.15 †	Securities Purchase Agreement, by and among the Company and the investors named therein	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on September 27, 2024

10.16	Registration Rights Agreement, by and among the Company and the investors named therein	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on September 27, 2024

10.17*	Service Agreement between Liqtech Holding A/S and David Kowalczyk, dated January 27, 2025.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on January 31, 2025

10.18*	Separation Agreement between Liqtech Holding A/S and Phillip Massie Price, dated March 20, 2025	Incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 28, 2025

10.19	Second Amendment to Note and Warrant Purchase Agreement	Incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 28, 2025

10.20	Form of Allonge No. 2	Included in Exhibit 10.19

10.21*	Amendment No. 1 to LiqTech International, Inc. 2022 Equity Incentive Plan, as approved by the Company’s stockholders on June 5, 2025	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on June 6, 2025

10.22#	Form of Securities Purchase Agreement

21.1	List of Subsidiaries	Incorporated herein by reference to Exhibit 21.1 to Annual Report on Form 10-K, filed with the SEC on March 28, 2025

23.1	Consent of Sadler, Gibb	Filed herewith

107#	Filing Fee Table

*	Denotes a management contract or compensatory plan or arrangement.

†

Schedules and similar attachments to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such omitted materials to the SEC upon request.

#	To be filed by amendment.

(b)    Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to this offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in this offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ballerup, Denmark, on the 26th day of November, 2025.

LIQTECH INTERNATIONAL, INC.

By:
Fei Chen
Chief Executive Officer and Principal Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of LiqTech International, Inc. hereby severally constitutes and appoints Fei Chen and David Kowalczyk, and each of them singly (with full power to each of them to act alone), as his or her true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution in each of them, for him or her and in his or her name, place and stead, and in any and all capacities, to file and sign any and all amendments, including post-effective amendments, to this registration statement and any other registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Nevada and applicable federal securities laws.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer and Director	November 26, 2025
Fei Chen	(Principal executive officer)

	Chief Financial Officer and Chief Operating Officer	November 26, 2025
David Noerby Foss Kowalcyzk	(Principal financial and accounting officer)

	Chairman of the Board of Directors	November 26, 2025
Alexander Buehler

	Director	November 26, 2025
Peyton Boswell

	Director	November 26, 2025
Richard Meeusen

	Director	November 26, 2025
Martin Kunz